Exhibit 3.5
CERTIFICATE OF AMENDMENT
OF
FIFTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
LOGMEIN, INC.
Pursuant to Section 242 of the
General Corporation Law of the State of Delaware
     LogMeIn, Inc. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:
     A resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth an amendment to the Fifth Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment by written consent in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:

RESOLVED:	That the first paragraph of Article FOURTH of the Fifth Amended and Restated Certificate of Incorporation of the Corporation be and hereby is deleted in its entirety and the following two paragraphs are inserted in lieu thereof:

“FOURTH. That, effective at 5:00 p.m., eastern time, on the filing date of this Certificate of Amendment of Fifth Amended and Restated Certificate of Incorporation (the “Effective Time”), a reverse stock split of the Corporation’s common stock shall become effective, pursuant to which each 1.5 to 4 shares of common stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time, the exact ratio within the 1.5-to-4 range to be determined by the board of directors of the Corporation or a committee thereof prior to the Effective Time and announced by the Corporation in a written notice to be mailed to the stockholders of the Corporation promptly following the Effective Time, shall be reclassified and combined into one share of common stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of common stock from and after the Effective Time. No fractional shares of common stock shall be issued as a result of such reclassification and combination. In lieu of any fractional shares to which the stockholder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of the common stock as determined by the Board of Directors of the Corporation.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) Thirty-Five Million (35,000,000) shares of Common Stock, $0.01 par value per share (“Common Stock”), and (ii) Thirty Million Nine Hundred One Thousand Three Hundred Forty-Three (30,901,343) shares of Preferred Stock, $0.01 par value per share (“Preferred Stock”).”
     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Fifth Amended and Restated Certificate of Incorporation to be signed by its President this ___ day of ______, 2009.

LOGMEIN, INC.
By:
Michael K. Simon, President